                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     SOUTHWEST BANCORPORATION OF TEXAS, INC.
                                (Name of Issuer)

                             ----------------------

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                             ----------------------

                                   84476R 10 9
                                 (CUSIP Number)


                               MR. JOHN H. ECHOLS
                                  JCE/CBI, LTD.
                                1300 ROLLINGBROOK
                              BAYTOWN, TEXAS 77521
                                 (832) 556-7202

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 WITH A COPY TO:
                              MR. DUNCAN W. STEWART
                          BRACEWELL & PATTERSON, L.L.P.
                           SOUTH TOWER PENNZOIL PLACE
                        711 LOUISIANA STREET, SUITE 2900
                            HOUSTON, TEXAS 77002-2781
                                  713-221-1115

                             ----------------------

                               DECEMBER 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this
  Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                             ----------------------


                               Page 1 of 12 Pages

                                            CUSIP NO.: 494553 PAGE 2 OF 12 PAGES

                                  SCHEDULE 13D

================================================================================
      1        NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               JCE/CBI, Ltd.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [ ]
               (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               SC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
      7        Sole Voting Power

               0
--------------------------------------------------------------------------------
      8        SHARED VOTING POWER

               1,726,893
--------------------------------------------------------------------------------
      9        SOLE DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
     10        SHARED DISPOSITIVE POWER

               1,726,893
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,726,893
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES

               [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               PN
================================================================================


                               Page 2 of 12 Pages

                                            CUSIP NO.: 494553 PAGE 3 OF 12 PAGES

                                  SCHEDULE 13D

================================================================================
      1        NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               John H. Echols
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [ ]
               (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               SC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
      7        Sole Voting Power

               14,461
--------------------------------------------------------------------------------
      8        SHARED VOTING POWER

               1,726,893
--------------------------------------------------------------------------------
      9        SOLE DISPOSITIVE POWER

               14,461
--------------------------------------------------------------------------------
     10        SHARED DISPOSITIVE POWER

               1,726,893
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,741,354
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES

               [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               IN
================================================================================


                               Page 3 of 12 Pages

                                            CUSIP NO.: 494553 PAGE 4 OF 12 PAGES

                                  SCHEDULE 13D

================================================================================
      1        NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               John C. Echols
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [ ]
               (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               SC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
      7        Sole Voting Power

               3,495
--------------------------------------------------------------------------------
      8        SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
      9        SOLE DISPOSITIVE POWER

               3,495
--------------------------------------------------------------------------------
     10        SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,495
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES

               [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.01%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               IN
================================================================================


                               Page 4 of 12 Pages

                                            CUSIP NO.: 494553 PAGE 5 OF 12 PAGES

                                  SCHEDULE 13D

================================================================================
      1        NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               Andrew C. Echols
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [ ]
               (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               SC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
      7        Sole Voting Power

               14,461
--------------------------------------------------------------------------------
      8        SHARED VOTING POWER

               1,726,893
--------------------------------------------------------------------------------
      9        SOLE DISPOSITIVE POWER

               14,461
--------------------------------------------------------------------------------
     10        SHARED DISPOSITIVE POWER

               1,726,893
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,741,354
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES

               [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               IN
================================================================================


                               Page 5 of 12 Pages

                            STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to Southwest Bancorporation of Texas, Inc., a Texas corporation is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $1.00 per share ("Common Stock"), of Southwest Bancorporation of Texas, Inc., a Texas corporation ("Issuer"), whose principal executive offices are located at 4400 Post Oak Parkway, Houston, Texas 77027.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by (i) Andrew C. Echols, an individual, (ii) John H. Echols, an individual, (iii) John C. Echols, an individual, and (iv) JCE/CBI, Ltd., a Texas limited partnership ("JCE/CBI") (collectively, the "Reporting Persons"). John C. Echols is the father of Andrew C. Echols and John
H. Echols.

         The address of the principal business offices of JCE/CBI and the business address of Mr. Andrew Echols, Mr. John H. Echols and Mr. John C. Echols is 1300 Rollingbrook, Baytown, Texas 77521. JCE/CBI is a Texas limited partnership whose principal business is the holding of common stock of the Issuer. Mr. Andrew Echols, Mr. John H. Echols and Mr. John C. Echols are the only general partners of JCE/CBI. Mr. Andrew Echols and Mr. John H. Echols are the managing general partners of JCE/CBI and as such jointly share voting and dispositive power over the shares of Common Stock held by JCE/CBI.

         The principal occupation of Mr. Andrew Echols is Senior Vice President of Southwest Bank of Texas, N.A., (the "Bank"), 4400 Post Oak Parkway, Houston, Texas 77027. The principal occupation of Mr. John H. Echols is Chief Executive Officer of the Baytown Region of the Bank. The principal occupation of Mr. John
C. Echols is investments and Chairman Emeritus, Baytown Region of the Bank. Mr. Andrew Echols, Mr. John H. Echols and Mr. John C. Echols are United States citizens.

         The Reporting Persons have not been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Upon the consummation of the merger of Citizens Bankers, Inc., a Texas corporation ("CBI"), with and into the Issuer (the "Merger") on December 29, 2000, JCE/CBI exchanged its 6,923 shares of common stock of CBI for 1,726,893 shares of Common Stock of the Issuer pursuant to the Merger.

         Upon the Bank's purchase of substantially all of the assets and assumption of substantially all of the liabilities of Citizens Bankers Limited Partnership, a Texas limited partnership ("CBLP") on December 29, 2000 (the "Asset Purchase"), Mr. Andrew Echols and Mr. John H. Echols each received 14,461 shares of Common Stock of the Issuer in exchange for each of their 0.1362328 interest in CBLP, and Mr. John C. Echols received 3,495 shares of Common Stock in exchange for his 0.0329301 interest


                               Page 6 of 12 Pages
in CBLP.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of Reporting Persons' acquisition of the shares of Common Stock was for investment purposes. The Reporting Persons may make additional purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by them at any time. At present, however, none of the Reporting Persons have any specific plans or proposals which would relate to or result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; except for those changes described in Item 6, below;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any actions similar to those enumerated above.

The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As set forth herein, the Reporting Persons beneficially own in the aggregate 1,744,849 shares of Common Stock of the Issuer, which represents approximately 5.3% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of March 5, 2001, as represented by the Issuer in its Proxy Statement dated March 16, 2001. JCE/CBI beneficially owns 1,726,893 shares of Common Stock of the Issuer, which represents approximately 5.3% of the outstanding Common Stock. Andrew Echols beneficially owns 1,741,354 shares of Common Stock of the Issuer, which represents approximately 5.3% of the outstanding Common Stock. John H. Echols beneficially owns 1,741,354


                               Page 7 of 12 Pages
shares of Common Stock of the Issuer, which represents approximately 5.3% of the outstanding Common Stock. John C. Echols beneficially owns 3,495 shares of Common Stock of the Issuer, which represents approximately 0.01% of the outstanding Common Stock.

         (b) JCE/CBI has shared voting and dispositive power of 1,726,893 shares of Common Stock. See Item 2. Andrew Echols has sole voting and dispositive power with respect to 14,461 shares of Common Stock and shared voting and dispositive power as a managing general partner of JCE/CBI of 1,726,893 shares of Common Stock. See Item 2. John H. Echols has sole voting and dispositive power with respect to 14,461 shares of Common Stock and shared voting and dispositive power as a managing general partner of JCE/CBI of 1,726,893 shares of Common Stock. See Item 2. John C. Echols has sole voting and dispositive power with respect to 3,495 shares of Common Stock and no shared voting and dispositive power with respect to the Common Stock.

         (c) The Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days other than as indicated above.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Agreement and Plan of Merger dated October 16, 2000, between the Issuer and CBI and the Purchase Agreement dated November 9, 2000, among the Issuer, the Bank, CBLP and Baytown Land I, Ltd., the Issuer agreed to
(i) file a shelf registration statement on Form S-3 for resales of the shares of Common Stock issued in connection with the Merger and the Asset Purchase, including the shares issued to the Reporting Persons, and (ii) to maintain the registration statement for two years. The registration statement was filed with the Securities and Exchange Commission on January 4, 2001 and was declared effective by the commission on January 16, 2001. The Issuer has agreed to cooperate with the Reporting Persons in the orderly disposition of the Common Stock held by the Reporting Persons in the event the Reporting Persons decide to dispose of such shares of Common Stock.

         Pursuant to the Agreement and Plan of Merger, the Issuer entered into three-year employment agreements with John H. Echols (pursuant to which he holds the office of Chief Executive Officer, Baytown Region of the Bank) and Andrew Echols (pursuant to which he holds the office of Senior Vice President of the Bank) whereby, among other things, the Issuer has issued options to acquire 10,000 shares of Common Stock to John H. Echols and 5,000 shares to Andrew Echols pursuant to the Issuers' 1996 Stock Option Plan. John H. Echols was also elected a director of the Issuer on January 24, 2001 as contemplated in connection with the Merger and Asset Purchase. As a director of the Bank, John
H. Echols will receive options to acquire 200 shares under the Issuers' 1996 Stock Option Plan for each meeting of the Board of Directors of the Bank attended and may receive additional options for introducing legitimate business prospects to the Issuer. The Issuer has entered into a one-year employment agreement with John C. Echols, pursuant to which he holds the title of Chairman Emeritus, Baytown Region of the Bank.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A     Joint Filing Agreement


                               Page 8 of 12 Pages

         Exhibit B     Agreement and Plan of Merger dated October 16, 2000
                       between the Issuer and CBI

         Exhibit C     Purchase Agreement dated November 9, 2000 among the
                       Issuer, the Bank, CBLP and Baytown Land I, Ltd.

         Exhibit D     Employment Agreement dated December 29, 2000 between
                       John H. Echols and the Issuer.

         Exhibit E     Employment Agreement dated December 29, 2000 between
                       Andrew C. Echols and the Issuer.

         Exhibit F     Employment Agreement dated December 29, 2000 between
                       John C. Echols and the Issuer.


                               Page 9 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: April 11, 2001.      JCE/CBI, Ltd.



                                                        By: /s/ Andrew C. Echols
                                                            --------------------
                             Andrew C. Echols, Managing General Partner


                                                          By: /s/ John H. Echols
                                                              ------------------
                             John H. Echols, Managing General Partner


Dated: April 11, 2001        John H. Echols



                                                          By: /s/ John H. Echols
                                                              ------------------
                             John H. Echols


Dated: April 11, 2001        Andrew C. Echols



                                                        By: /s/ Andrew C. Echols
                                                            --------------------
                             Andrew C. Echols


Dated: April 11, 2001        John C. Echols



                                                          By: /s/ John C. Echols
                                                              ------------------
                             John C. Echols



                               Page 10 of 12 Pages

                                INDEX TO EXHIBITS


Exhibit A         Joint Filing Agreement

Exhibit B         Agreement and Plan of Merger dated October 16, 2000
                  between the Issuer and CBI (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by the Issuer on October 17, 2000).

Exhibit C         Purchase Agreement dated November 9, 2000 among the
                  Issuer, the Bank, CBLP and Baytown Land I, Ltd.
                  (incorporated by reference from Exhibit 2.1 to the Form 10-Q filed by the Issuer on November 13, 2000).

Exhibit D         Employment Agreement dated December 29, 2000
                  between John H. Echols and the Issuer (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Issuer on January 2, 2001).

Exhibit E         Employment Agreement dated December 29, 2000
                  between Andrew C. Echols and the Issuer.

Exhibit F         Employment Agreement dated December 29, 2000
                  between John C. Echols and the Issuer.


                               Page 11 of 12 Pages

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned each agree that (i) the Statement on Schedule 13D relating to the common stock, par value $1.00 per share, of Southwest Bancorporation of Texas, Inc. is adopted and filed on behalf of each of them,
(ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to the other person signatory hereto, at the principal office thereof.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.


Dated: April 11, 2001.      JCE/CBI, Ltd.


                                                        By: /s/ Andrew C. Echols
                                                            --------------------
                             Andrew C. Echols, Managing General Partner


                                                          By: /s/ John H. Echols
                                                              ------------------
                             John H. Echols, Managing General Partner


Dated: April 11, 2001        John H. Echols


                                                          By: /s/ John H. Echols
                                                              ------------------
                             John H. Echols


Dated: April 11, 2001        Andrew C. Echols


                                                        By: /s/ Andrew C. Echols
                                                            --------------------
                             Andrew C. Echols


Dated: April 11, 2001        John C. Echols


                                                          By: /s/ John C. Echols
                                                              ------------------
                             John C. Echols


                               Page 12 of 12 Pages

                              EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT ("Agreement") is made by and between SOUTHWEST BANCORPORATION OF TEXAS, INC. ("Company") and Andrew C. Echols ("Executive").

                               W I T N E S E T H:

         WHEREAS, Company is desirous of employing Executive as a senior executive of the Company's wholly owned subsidiary, SOUTHWEST BANK OF TEXAS NATIONAL ASSOCIATION (the "Bank"), on the terms and conditions, and for the consideration, hereinafter set forth and Executive is desirous of being employed by Company on such terms and conditions and for such consideration;

         WHEREAS, references herein to Executive's employment by Company shall also mean his employment by Bank, and references herein to payments of any nature to be made by Company to Executive shall mean that either Company will make such payments or it will cause Bank to make such payments to Executive;

         NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, Company and Executive agree as follows:

                                    ARTICLE 1

                              EMPLOYMENT AND DUTIES

         1.1 EMPLOYMENT; EFFECTIVE DATE. Company agrees to employ Executive and Executive agrees to be employed by Company, beginning as of the Effective Date (as hereinafter defined) and continuing for the period of time set forth in
Article 2 of this Agreement, subject to the terms and conditions of this Agreement. For purposes of this Agreement, the "Effective Date" shall be the "Effective Time" as defined in the Agreement and Plan of Merger dated October 16, 2000, between Company and Citizens Bankers, Inc. (the "Merger Agreement").

         1.2 POSITION. From and after the Effective Date, Company shall employ Executive in the capacity of Senior Vice President of Bank, or in such other positions as the parties mutually may agree.

         1.3 DUTIES AND SERVICES. Executive agrees to serve as a full-time employee of the Company in the capacities referred to in paragraph 1.2 and to perform diligently and to the best of his abilities the duties and services appertaining to such offices, as well as such additional duties and services appropriate to such offices which the parties mutually may agree upon from time to time. Executive's employment shall also be subject to the policies maintained and established by Company, as the same may be amended from time to time.

         1.4 OTHER INTERESTS. Executive agrees, during the period of his employment by Company, to devote substantially all of his time, energy and best efforts during normal business hours (with allowances for vacation and sick leave) to the business and affairs of Company and Bank and not to engage, directly or indirectly, in any other business or businesses, whether or not similar to that of Company, except with the consent of the Board of Directors of Company (the "Board of Directors"). The foregoing notwithstanding, the parties recognize and agree that Executive may engage in passive personal investments and other passive business activities that do not conflict with the business and affairs of Company or interfere with Executive's performance of his duties hereunder.

         1.5 DUTY OF LOYALTY. Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty, fidelity and allegiance to act at all times in the best interests of Company and to do no act which would injure the business, interests, or reputation of Company or any of its subsidiaries or affiliates. In keeping with these duties, Executive shall make full disclosure to Company of all business opportunities pertaining to Company's business and shall not appropriate for Executive's own benefit business opportunities concerning the subject matter of the fiduciary relationship.

                                    ARTICLE 2

                       TERM AND TERMINATION OF EMPLOYMENT

         2.1 TERM. Unless sooner terminated pursuant to other provisions hereof, Company agrees to employ Executive for the period beginning on the Effective Date and ending at the close of business on December 31, 2003.

         2.2 COMPANY'S RIGHT TO TERMINATE. Notwithstanding the provisions of paragraph 2.1, Company shall have the right to terminate Executive's employment under this Agreement at any time for any of the following reasons:

                  (i) upon Executive's death;

                  (ii) if Executive is unable to perform the essential functions of his job (with or without reasonable accommodation) because he has become permanently disabled within the meaning of, and actually begins to receive disability benefits pursuant to, the long-term disability plan in effect for senior executives or, if applicable, employees of the Company at that time;

                  (iii) for cause, which for purposes of this Agreement shall mean Executive (A) has engaged in gross negligence or willful misconduct in the performance of the duties required of him hereunder,
         (B) has been convicted of a misdemeanor involving moral turpitude or convicted of a felony, (C) has willfully refused without proper legal reason to perform the duties and responsibilities required of him hereunder (continuing three business days after receipt of written notice of need to cure), (D) has breached any material written corporate policy or code of conduct established by Company, or (E) has willfully engaged in conduct that he knows or should know is materially injurious to Company or any of its affiliates;

                  (iv) for Executive's breach of any provision of this Agreement which, if correctable, remains uncorrected for 10 days following written notice to Executive by Company of such breach; or

                  (v) for any other reason whatsoever, in the sole discretion of the Board of Directors.

         2.3 EXECUTIVE'S RIGHT TO TERMINATE. Notwithstanding the provisions of paragraph 2.1, Executive shall have the right to terminate his employment under this Agreement at any time for any of the following reasons:

                  (i) a breach by Company of any provision of this Agreement which, if correctable, remains uncorrected for 10 days following written notice of such breach by Executive to Company;

                  (ii) for any other reason whatsoever, in the sole discretion of Executive.

                  (iii) following a Change in Control (as defined in the form of Change in Control Agreement effective as of January 1, 2000, between Company and certain of its executives in the form filed as Exhibit 10.2 to Company's Quarterly Report on Form 10-Q for the six months ended June 30, 2000, as filed with the Securities and Exchange Commission), a material adverse change in the nature or scope of the authorities, powers, functions, responsibilities, or duties attached to the position with Company that the Executive held immediately prior to the Change of Control, a reduction in the aggregate of Executive's base salary and bonus received from Company, termination of Executive's rights to any other company benefit described in Section 3.3(ii), or a reduction in the scope or value thereof (subject to the limitation set forth in the second sentence of 3.3(ii)) without the prior written consent of Executive, and which is not remedied within 10 calendar days after receipt by Company of written notice from Executive of such change, reduction, or termination, as the case may be;

                  (iv) following a Change in Control, the liquidation, dissolution, merger, consolidation, or reorganization of Company or transfer of all or a significant portion of its business and/or assets, unless the successor or successors (by liquidation, merger, consolidation, reorganization, or otherwise) to which all or a significant portion of its business and/or assets have been transferred (directly or by operation of law) shall have assumed all duties and obligations of Company under this Agreement; or

                  (v) following a Change in Control, Company shall require Executive to have his principal location of work changed to any location that is in excess of 50 miles from the location thereof immediately prior to the Change of Control or to travel away from his office in the course of discharging his responsibilities or duties hereunder significantly more (in terms of either consecutive days or aggregate days in any calendar years) that was required of him prior to the Change of Control without, in either case, his prior written consent.

         2.4 NOTICE OF TERMINATION. If Company or Executive desires to terminate Executive's employment hereunder at any time prior to expiration of the term of employment as provided in paragraph 2.1, it or he shall do so by giving written notice to the other party that it or he has elected to terminate Executive's employment hereunder and stating the effective date and reason for such termination, provided that no such action shall alter or amend any other provisions hereof or rights arising hereunder, including, without limitation, the provisions of Articles 4 and 5 hereof.

                                    ARTICLE 3

                            COMPENSATION AND BENEFITS

         3.1 BASE SALARY. Commencing January 1, 2001 until the earlier of (i) 120 days thereafter or (ii) the date on which Executive first sells any Common Stock, $1.00 par value, of the Company ("Company Common Stock") received by Executive pursuant to the Merger Agreement (the "Initial Period"), Executive shall receive an annual base salary of $216,400 ($18,033.33 per month). Following the Initial Period through December 31, 2003, Executive shall receive an annual base salary of $138,750 ($11,562.50 per month). Executive's annual base salary shall be paid in equal installments in accordance with Company's standard policy regarding payment of compensation to executives but no less frequently than monthly.

         3.2 BONUSES. At the end of each calendar year during the term of this Agreement, Executive may be entitled to a bonus of up to $34,687. The amount of such bonus, if any, shall be entirely discretionary with the Compensation Committee of the Board of Directors. In making its determination as to the amount of any such bonus, the Compensation Committee of the Board of Directors shall consider the same criteria as that used for determining bonuses for other senior executives of Company, from time to time. It is contemplated that such criteria shall include Bank's financial performance as well as the performance of the Company Common Stock as compared to other members of its peer group.

         3.3 OTHER PERQUISITES. During his employment hereunder, Executive shall be afforded the following benefits as incidences of his employment:

                  (i) Business and Entertainment Expenses. Subject to Company's standard policies and procedures with respect to expense reimbursement as applied to its executive employees generally, Company shall reimburse Executive for, or pay on behalf of Executive, reasonable and appropriate expenses incurred by Executive for business related purposes, including dues and fees to industry and professional organizations and costs of entertainment and business development.

                  (ii) Other Company Benefits. Executive and, to the extent applicable, Executive's spouse, dependents and beneficiaries, shall be allowed to participate in all benefits, plans and programs, including improvements or modifications of the same, which are now, or may hereafter be, available to all other executive employees of Company, and Executive will be entitled to credit for prior service with Citizens Bankers, Inc. and its subsidiaries ("Citizens") for all purposes under such benefits, plans and programs. Such benefits, plans and programs may include, without limitation, 401(k) plans, health insurance or health care plan, disability insurance, supplemental retirement plans, vacation and sick leave benefits, and the like. Executive shall also be entitled to either the use of a Company automobile or an automobile allowance of $500 per month, as determined by the Company. Company shall not, however, by reason of this paragraph be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such benefit plan or program, so long as such changes are similarly applicable to executive employees generally. This Section 3.3(ii) does not apply to cash bonuses, which are addressed in Section 3.2.

                  (iii) Stock Options. Company's Management will request that the Compensation Committee of the Board of Directors award an option to Executive to purchase 5,000 shares of Company Common Stock under Company's 1996 Stock Option Plan, within two weeks following the Effective Date, such incentive option to be subject to the same terms and provisions (including vesting) as those awarded to other executives under such plan.

                                    ARTICLE 4

                            CONFIDENTIAL INFORMATION

         4.1 IN GENERAL. Company will disclose to Executive, or place Executive in a position to have access to or develop, trade secrets or confidential information of Company or its affiliates; and/or will entrust Executive with business opportunities of Company or its affiliates; and/or will place Executive in a position to develop business good will on behalf of Company or its affiliates. Executive recognizes and acknowledges that Executive will have access to certain information of Company and that such information is confidential and constitutes valuable, special and unique property of Company. Executive shall not at any time, either during or subsequent to the term of employment with Company, disclose to others, use, copy or permit to be copied, except in pursuance of Executive's duties for and on behalf of Company, its successors, assigns or nominees, any Confidential Information of Company (regardless of whether developed by Executive) without the prior written consent of Company. The term "Confidential Information" means any secret or confidential information or know-how and shall include, but shall not be limited to, the plans, customers, costs, prices, uses, corporate opportunities, research, financial data, evaluations, prospects, and applications of products and services, results of investigations or studies owned or used by Company, and all apparatus, products, processes, compositions, samples, formulas, computer programs, computer hardware designs, computer firmware designs, and servicing, marketing or manufacturing methods and techniques at any time used, developed, investigated, made or sold by Company, before or during the term of employment with Company, that are not readily available to the public or that are maintained as confidential by Company. Executive shall maintain in confidence any Confidential Information of third parties received as a result of Executive's employment with Company in accordance with Company's obligations to such third parties and the policies established by Company.

         4.2 REMEDIES. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Article by Executive, and Company shall be entitled to enforce the provisions of this Article by terminating payments then owing to Executive under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article, but shall be in addition to all remedies available at law or in equity to Company, including the recovery of damages from Executive and his agents involved in such breach and remedies available to Company pursuant to other agreements with Executive.

                                    ARTICLE 5

                           NON-COMPETITION OBLIGATIONS

         5.1 IN GENERAL. As part of the consideration for the compensation and benefits to be paid to Executive hereunder; to protect the Confidential Information of Company and its affiliates that has been and will in the future be disclosed or entrusted to Executive, the business good will of Company and its affiliates that has been and will in the future be developed in Executive, or the business opportunities that have been and will in the future be disclosed or entrusted to Executive by Company and its affiliates; and as an additional incentive for Company to enter into this Agreement, Company and Executive agree to the non-competition obligations hereunder. Executive shall not, directly or indirectly for Executive or for others, in any geographic area or market where Company or any of its affiliates are conducting any business as of the date of the termination of the employment relationship or have during the previous twelve months conducted such business:

                  (i) engage in any business competitive with the business conducted by Company in any county in which the Company maintains an office;

                  (ii) render advice or services to, or otherwise assist, any other person, association, or entity who is engaged, directly or indirectly, in any business competitive with the business conducted by Company with respect to such competitive business; or

                  (iii) induce any employee of Company or any of its affiliates to terminate his or her employment with Company or such affiliates, or hire or assist in the hiring of any such employee by any person, association, or entity not affiliated with Company.

These non-competition obligations shall apply during the period that Executive is receiving benefits pursuant to Article 3 hereunder and shall extend one year after termination of the employment relationship if such termination is by Company pursuant to Section 2.2(iii) or (iv) or by Executive pursuant to Section 2.3(ii).

         5.2 ENFORCEMENT AND REMEDIES. Executive understands that the restrictions set forth in paragraph 5.1 may limit Executive's ability to engage in certain businesses anywhere in the world during the period provided for above, but acknowledges that Executive will receive sufficiently high remuneration and other benefits under this Agreement to justify such restriction. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Article by Executive, and Company shall be entitled to enforce the provisions of this Article by terminating any payments then owing to Executive under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article, but shall be in addition to all remedies available at law or in equity to Company, including without limitation, the recovery of damages from Executive and Executive's agents involved in such breach and remedies available to Company pursuant to other agreements with Executive.

         5.3 REFORMATION. It is expressly understood and agreed that Company and Executive consider the restrictions contained in this Article to be reasonable and necessary to protect the proprietary information of Company. Nevertheless, if any of the aforesaid restrictions are found by a court having jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by such court so as to be reasonable and enforceable and, as so modified by the court, to be fully enforced.

                                    ARTICLE 6

                          STATEMENTS CONCERNING COMPANY

         6.1 IN GENERAL. Executive shall refrain, both during the employment relationship and after the employment relationship terminates, from publishing any oral or written statements about Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous, or defamatory; or that disclose private or CONFIDENTIAL information about Company, any of its affiliates, or any of such entities' business affairs, officers, employees, agents, or representatives; or that constitute an intrusion into the seclusion or private lives of Company, any of its affiliates, or any of such entities' officers, employees, agents, or representatives; or that give rise to unreasonable publicity about the private lives of Company, any of its affiliates, or any of such entities' officers, employees, agents, or representatives; or that place Company, any of its affiliates, or any of such entities' officers, employees, agents, or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of Company, any of its affiliates, or any of such entities' officers, employees, agents, or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded Company and its affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law.

                                    ARTICLE 7

                      EFFECT OF TERMINATION ON COMPENSATION

         7.1 BY EXPIRATION. If Executive's employment hereunder shall terminate upon expiration of the term provided in paragraph 2.1 hereof, then all compensation and all benefits to Executive hereunder shall terminate contemporaneously with termination of his employment (except to the extent benefits continue pursuant to the specific terms of any plan or program).

         7.2 BY COMPANY. If Executive's employment hereunder shall be terminated by Company prior to expiration of the term provided in paragraph 2.1, then, upon such termination, regardless of the reason therefor, all compensation and benefits to Executive hereunder shall terminate contemporaneously with the termination of such employment (except to the extent benefits continue pursuant to the specific terms of any plan or program); provided, however, that if such termination shall be for any reason other than those encompassed by paragraphs 2.2(i), (ii), (iii), or (iv), then Company shall (i) pay Executive the Termination Payments and (ii) provide Executive with Continuation Benefits. For purposes of this Agreement, (A) the term "Termination Payments" shall mean continuation of Executive's annual base salary as provided in paragraph 3.1 and continuation of Executive's bonuses as provided in paragraph 3.2 at the average percentage of annual base salary paid to Executive within the two-year period preceding his termination of employment with Company, as if he had remained employed by Company through the third anniversary of the Effective Date and (B) the term "Continuation Benefits" shall mean continued coverage under Company's medical and dental plans and life insurance for Executive and his dependents (including his spouse) who were covered under such plans and insurance on the day prior to Executive's termination of employment with Company as if he had remained employed by Company through the third anniversary date of the Effective Date (provided, however, that (1) such coverage shall terminate if and to the extent Executive becomes eligible to receive medical, dental and life insurance coverage from a subsequent employer (and any such eligibility shall be promptly reported to Company by Executive), (2) if Executive (and/or his spouse) would have been entitled to retiree medical, dental, and/or life insurance coverage under Company's plans had he voluntarily retired on the date of such termination, then such coverages shall be continued as provided under such plans, and (3) in the event that continued participation in any such Company plan is for whatever reason impermissible, Company shall arrange upon comparable terms benefits substantially equivalent to those that may not be so provided under the plan maintained by Company). Notwithstanding the preceding provisions of this paragraph 7.2, as a condition to the receipt of any Termination Payments and/or Continuation Benefits pursuant to this paragraph 7.2, Executive must first execute a release and agreement which shall release Company, its affiliates and their officers, directors, employees and agents from any and all claims and from any and all causes of action of any kind or character, including but not limited to all claims or causes of action arising out of Executive's employment with Company and the termination of such employment.

         7.3 BY EXECUTIVE. If Executive's employment hereunder shall be terminated by Executive prior to expiration of the term provided in paragraph 2.1, then, upon such termination, regardless of the reason therefor, all compensation and benefits to Executive hereunder shall terminate contemporaneously with the termination of such employment (except to the extent benefits continue pursuant to the specific terms of any plan or program); provided, however, that if such termination shall be pursuant to paragraph 2.3(i), (iii), (iv) or (v), then Company shall (i) pay Executive the Termination Payments and (ii) provide Executive with Continuation Benefits, subject to Executive's execution of a release and agreement as described in the last sentence of Section 7.2.

         7.4 LIQUIDATED DAMAGES. In light of the difficulties in estimating the damages for an early termination of this Agreement, Company and Executive hereby agree that the payments, if any, to be received by Executive pursuant to this
Article 7 shall be received by Executive as liquidated damages.

         7.5 INCENTIVE AND DEFERRED COMPENSATION. This Agreement governs the rights and obligations of Executive and Company with respect to Executive's base salary, bonus, life insurance and certain perquisites of employment. Executive's rights and obligations both during the term of his employment and thereafter with respect to stock options, restricted stock, and incentive and deferred compensation shall be governed by the separate agreements, plans and other documents and instruments governing such matters.

                                    ARTICLE 8

                                  MISCELLANEOUS

         8.1 NOTICES. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

         IF TO COMPANY TO:          Compensation Committee
                                    c/o Paul B. Murphy, Jr.
                                    Southwest Bancorporation of Texas, Inc.
                                    4400 Post Oak Parkway
                                    Houston, Texas 77027

         IF TO EXECUTIVE TO:        Andrew C. Echols
                                    62 Briar Hollow Lane
                                    Houston, Texas 77027

or to such other address as either party may furnish to the other in writing in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

         8.2 APPLICABLE LAW. This Agreement is entered into under, and shall be governed for all purposes by, the laws of the State of Texas.

         8.3 NO WAIVER. No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

         8.4 SEVERABILITY. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect.

         8.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

         8.6 WITHHOLDING OF TAXES AND OTHER EMPLOYEE DEDUCTIONS. Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to Company's employees generally.

         8.7 HEADINGS. The paragraph headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

         8.8 GENDER AND PLURALS. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely.

         8.9 AFFILIATE. As used in this Agreement, the term "affiliate" shall mean any entity which owns or controls, is owned or controlled by, or is under common ownership or control with, Company.

         8.10 SUCCESSOR OBLIGATIONS. This Agreement shall be binding upon and inure to the benefit of Company and any successor of Company, by merger or otherwise.

         8.11 ASSIGNMENT. Except as provided in paragraph 8.10, this Agreement, and the rights and obligations of the parties hereunder, are personal and neither this Agreement, nor any right, benefit, or obligation of either party hereto, shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party.

         8.12 TERM. This Agreement has a term co-extensive with the term of employment provided in paragraph 2.1. Termination shall not affect any right or obligation of any party which is accrued or vested prior to such termination. Without limiting the scope of the preceding sentence, the provisions of Articles 4, 5, and 6 shall survive any termination of the employment relationship and/or of this Agreement.

         8.13 ENTIRE AGREEMENT. Except as provided in (i) the written benefit plans and programs referenced in paragraph 3.3(ii) and (ii) any signed written agreement contemporaneously or hereafter executed by Company and Executive, this Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to employment of Executive by Company. Without limiting the scope of the preceding sentence, all prior understandings and agreements among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. Any modification of this Agreement shall be effective only if it is in writing and signed by the party to be charged.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the Effective Date.

                           SOUTHWEST BANCORPORATION OF TEXAS, INC.


                           By:      /s/ PAUL B. MURPHY, JR.
                                    --------------------------------------------
                                         Paul B. Murphy, Jr.
                                         President and Chief Executive Officer
                                                                     "COMPANY"


                                    /s/  ANDREW C. ECHOLS
                                    --------------------------------------------
                                          Andrew C. Echols
                                                                     "EXECUTIVE"

                              EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT ("Agreement") is made by and between SOUTHWEST BANCORPORATION OF TEXAS, INC. ("Company") and John C. Echols ("Executive").

                               W I T N E S E T H:

         WHEREAS, Company is desirous of employing Executive as a senior executive of the Company's wholly owned subsidiary, SOUTHWEST BANK OF TEXAS NATIONAL ASSOCIATION (the "Bank"), on the terms and conditions, and for the consideration, hereinafter set forth and Executive is desirous of being employed by Company on such terms and conditions and for such consideration;

         WHEREAS, references herein to Executive's employment by Company shall also mean his employment by Bank, and references herein to payments of any nature to be made by Company to Executive shall mean that either Company will make such payments or it will cause Bank to make such payments to Executive;

         NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, Company and Executive agree as follows:

                                    ARTICLE 1

                              EMPLOYMENT AND DUTIES

         1.1 EMPLOYMENT; EFFECTIVE DATE. Company agrees to employ Executive and Executive agrees to be employed by Company, beginning as of the Effective Date (as hereinafter defined) and continuing for the period of time set forth in
Article 2 of this Agreement, subject to the terms and conditions of this Agreement. For purposes of this Agreement, the "Effective Date" shall be the "Effective Time" as defined in the Agreement and Plan of Merger dated October 16, 2000, between Company and Citizens Bankers, Inc. (the "Merger Agreement").

         1.2 POSITION. From and after the Effective Date, Company shall employ Executive in the capacity of Chairman Emeritus, Baytown Region of Bank, or in such other positions as the parties mutually may agree.

         1.3 DUTIES AND SERVICES. Executive agrees to serve in the capacities referred to in paragraph 1.2 and to perform diligently and to the best of his abilities the duties and services appertaining to such offices, as well as such additional duties and services appropriate to such offices which the parties mutually may agree upon from time to time. Executive's employment shall also be subject to the policies maintained and established by Company, as the same may be amended from time to time.

         1.4 OTHER INTERESTS. Executive agrees, during the period of his employment by Company, to devote his primary business time, energy and best efforts during normal business hours (with allowances for vacation and sick leave) to the business and affairs of Company and Bank and not to engage, directly or indirectly, in any other business or businesses, whether or not similar to that of Company, except with the consent of the Board of Directors of Company (the "Board of Directors"). The foregoing notwithstanding, the parties recognize and agree that Executive may engage in passive personal investments and other passive business activities that do not conflict with the business and affairs of Company or interfere with Executive's performance of his duties hereunder.

         1.5 DUTY OF LOYALTY. Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty, fidelity and allegiance to act at all times in the best interests of Company and to do no act which would injure the business, interests, or reputation of Company or any of its subsidiaries or affiliates. In keeping with these duties, Executive shall make full disclosure to Company of all business opportunities pertaining to Company's business and shall not appropriate for Executive's own benefit business opportunities concerning the subject matter of the fiduciary relationship.

                                    ARTICLE 2

                       TERM AND TERMINATION OF EMPLOYMENT

         2.1 TERM. Unless sooner terminated pursuant to other provisions hereof, Company agrees to employ Executive for the period beginning on the Effective Date and ending on December 31, 2001.

         2.2 COMPANY'S RIGHT TO TERMINATE. Notwithstanding the provisions of paragraph 2.1, Company shall have the right to terminate Executive's employment under this Agreement at any time for any of the following reasons:

                  (i) upon Executive's death;

                  (ii) if Executive is unable to perform the essential functions of his job (with or without reasonable accommodation) because he has become permanently disabled within the meaning of, and actually begins to receive disability benefits pursuant to, the long-term disability plan in effect for senior executives or, if applicable, employees of the Company at that time;

                  (iii) for cause, which for purposes of this Agreement shall mean Executive (A) has engaged in gross negligence or willful misconduct in the performance of the duties required of him hereunder,
         (B) has been convicted of a misdemeanor involving moral turpitude or convicted of a felony, (C) has willfully refused without proper legal reason to perform the duties and responsibilities required of him hereunder (continuing three business days after receipt of written notice of need to cure), (D) has breached any material written corporate policy or code of conduct established by Company, or (E) has willfully engaged in conduct that he knows or should know is materially injurious to Company or any of its affiliates;

                  (iv) for Executive's breach of any provision of this Agreement which, if correctable, remains uncorrected for 10 days following written notice to Executive by Company of such breach; or

                  (v) for any other reason whatsoever, in the sole discretion of the Board of Directors.

         2.3 EXECUTIVE'S RIGHT TO TERMINATE. Notwithstanding the provisions of paragraph 2.1, Executive shall have the right to terminate his employment under this Agreement at any time for any of the following reasons:

                  (i) a breach by Company of any provision of this Agreement which, if correctable, remains uncorrected for 10 days following written notice of such breach by Executive to Company;

                  (ii) for any other reason whatsoever, in the sole discretion of Executive.

                  (iii) following a Change in Control (as defined in the form of Change in Control Agreement effective as of January 1, 2000, between Company and certain of its executives in the form filed as Exhibit 10.2 to Company's Quarterly Report on Form 10-Q for the six months ended June 30, 2000, as filed with the Securities and Exchange Commission), a material adverse change in the nature or scope of the authorities, powers, functions, responsibilities, or duties attached to the position with Company that the Executive held immediately prior to the Change of Control, a reduction in the aggregate of Executive's base salary and bonus received from Company, termination of Executive's rights to any other company benefit described in Section 3.3(ii), or a reduction in the scope or value thereof (subject to the limitation set forth in the second sentence of 3.3(ii)) without the prior written consent of Executive, and which is not remedied within 10 calendar days after receipt by Company of written notice from Executive of such change, reduction, or termination, as the case may be;

                  (iv) following a Change in Control, the liquidation, dissolution, merger, consolidation, or reorganization of Company or transfer of all or a significant portion of its business and/or assets, unless the successor or successors (by liquidation, merger, consolidation, reorganization, or otherwise) to which all or a significant portion of its business and/or assets have been transferred (directly or by operation of law) shall have assumed all duties and obligations of Company under this Agreement; or

                  (v) following a Change in Control, Company shall require Executive to have his principal location of work changed to any location that is in excess of 50 miles from the location thereof immediately prior to the Change of Control or to travel away from his office in the course of discharging his responsibilities or duties hereunder significantly more (in terms of either consecutive days or aggregate days in any calendar years) that was required of him prior to the Change of Control without, in either case, his prior written consent.

         2.4 NOTICE OF TERMINATION. If Company or Executive desires to terminate Executive's employment hereunder at any time prior to expiration of the term of employment as provided in paragraph 2.1, it or he shall do so by giving written notice to the other party that it or he has elected to terminate Executive's employment hereunder and stating the effective date and reason for such termination, provided that no such action shall alter or amend any other provisions hereof or rights arising hereunder, including, without limitation, the provisions of Articles 4 and 5 hereof.

                                    ARTICLE 3

                            COMPENSATION AND BENEFITS

         3.1 BASE SALARY. Commencing January 1, 2001, Executive shall receive an annual base salary of $60,000 ($5,000 per month). Executive's annual base salary shall be paid in equal installments in accordance with Company's standard policy regarding payment of compensation to executives but no less frequently than monthly.

         3.2 OTHER PERQUISITES. During his employment hereunder, Executive shall be afforded the following benefits as incidences of his employment:

                  (i) Business and Entertainment Expenses. Subject to Company's standard policies and procedures with respect to expense reimbursement as applied to its executive employees generally, Company shall reimburse Executive for, or pay on behalf of Executive, reasonable and appropriate expenses incurred by Executive for business related purposes, including dues and fees to industry and professional organizations and costs of entertainment and business development.

                  (ii) Other Company Benefits. Executive and, to the extent applicable, Executive's spouse, dependents and beneficiaries, shall be allowed to participate in all benefits, plans and programs, including improvements or modifications of the same, which are now, or may hereafter be, available to all other executive employees of Company, and Executive will be entitled to credit for prior service with Citizens Bankers, Inc. and its subsidiaries ("Citizens") for all purposes under such benefits, plans and programs. Such benefits, plans and programs may include, without limitation, 401(k) plans, health insurance or health care plan, disability insurance, supplemental retirement plans, vacation and sick leave benefits, and the like. Company shall not, however, by reason of this paragraph be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such benefit plan or program, so long as such changes are similarly applicable to executive employees generally.

                                    ARTICLE 4

                            CONFIDENTIAL INFORMATION

         4.1 IN GENERAL. Company will disclose to Executive, or place Executive in a position to have access to or develop, trade secrets or confidential information of Company or its affiliates; and/or will entrust Executive with business opportunities of Company or its affiliates; and/or will place Executive in a position to develop business good will on behalf of Company or its affiliates. Executive recognizes and acknowledges that Executive will have access to certain information of Company and that such information is confidential and constitutes valuable, special and unique property of Company. Executive shall not at any time, either during or subsequent to the term of employment with Company, disclose to others, use, copy or permit to be copied, except in pursuance of Executive's duties for and on behalf of Company, its successors, assigns or nominees, any Confidential Information of Company (regardless of whether developed by Executive) without the prior written consent of Company. The term "Confidential Information" means any secret or confidential information or know-how and shall include, but shall not be limited to, the plans, customers, costs, prices, uses, corporate opportunities, research, financial data, evaluations, prospects, and applications of products and services, results of investigations or studies owned or used by Company, and all apparatus, products, processes, compositions, samples, formulas, computer programs, computer hardware designs, computer firmware designs, and servicing, marketing or manufacturing methods and techniques at any time used, developed, investigated, made or sold by Company, before or during the term of employment with Company, that are not readily available to the public or that are maintained as confidential by Company. Executive shall maintain in confidence any Confidential Information of third parties received as a result of Executive's employment with Company in accordance with Company's obligations to such third parties and the policies established by Company.

         4.2 REMEDIES. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Article by Executive, and Company shall be entitled to enforce the provisions of this Article by terminating payments then owing to Executive under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article, but shall be in addition to all remedies available at law or in equity to Company, including the recovery of damages from Executive and his agents involved in such breach and remedies available to Company pursuant to other agreements with Executive.

                                    ARTICLE 5

                           NON-COMPETITION OBLIGATIONS

         5.1 IN GENERAL. As part of the consideration for the compensation and benefits to be paid to Executive hereunder; to protect the Confidential Information of Company and its affiliates that has been and will in the future be disclosed or entrusted to Executive, the business good will of Company and its affiliates that has been and will in the future be developed in Executive, or the business opportunities that have been and will in the future be disclosed or entrusted to Executive by Company and its affiliates; and as an additional incentive for Company to enter into this Agreement, Company and Executive agree to the non-competition obligations hereunder. Executive shall not, directly or indirectly for Executive or for others, in any geographic area or market where Company or any of its affiliates are conducting any business as of the date of the termination of the employment relationship or have during the previous twelve months conducted such business:

                  (i) engage in any business competitive with the business conducted by Company in any county in which the Company maintains an office;

                  (ii) render advice or services to, or otherwise assist, any other person, association, or entity who is engaged, directly or indirectly, in any business competitive with the business conducted by Company with respect to such competitive business; or

                  (iii) induce any employee of Company or any of its affiliates to terminate his or her employment with Company or such affiliates, or hire or assist in the hiring of any such employee by any person, association, or entity not affiliated with Company.

These non-competition obligations shall apply during the period that Executive is receiving benefits pursuant to Article 3 hereunder and shall extend one year after termination of the employment relationship thereunder.

         5.2 ENFORCEMENT AND REMEDIES. Executive understands that the restrictions set forth in paragraph 5.1 may limit Executive's ability to engage in certain businesses anywhere in the world during the period provided for above, but acknowledges that Executive will receive sufficiently high remuneration and other benefits under this Agreement to justify such restriction. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Article by Executive, and Company shall be entitled to enforce the provisions of this Article by terminating any payments then owing to Executive under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article, but shall be in addition to all remedies available at law or in equity to Company, including without limitation, the recovery of damages from Executive and Executive's agents involved in such breach and remedies available to Company pursuant to other agreements with Executive.

         5.3 REFORMATION. It is expressly understood and agreed that Company and Executive consider the restrictions contained in this Article to be reasonable and necessary to protect the proprietary information of Company. Nevertheless, if any of the aforesaid restrictions are found by a court having jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by such court so as to be reasonable and enforceable and, as so modified by the court, to be fully enforced.

                                    ARTICLE 6

                          STATEMENTS CONCERNING COMPANY

         6.1 IN GENERAL. Executive shall refrain, both during the employment relationship and after the employment relationship terminates, from publishing any oral or written statements about Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous, or defamatory; or that disclose private or CONFIDENTIAL information about Company, any of its affiliates, or any of such entities' business affairs, officers, employees, agents, or representatives; or that constitute an intrusion into the seclusion or private lives of Company, any of its affiliates, or any of such entities' officers, employees, agents, or representatives; or that give rise to unreasonable publicity about the private lives of Company, any of its affiliates, or any of such entities' officers, employees, agents, or representatives; or that place Company, any of its affiliates, or any of such entities' officers, employees, agents, or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of Company, any of its affiliates, or any of such entities' officers, employees, agents, or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded Company and its affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law.

                                    ARTICLE 7

                      EFFECT OF TERMINATION ON COMPENSATION

         7.1 BY EXPIRATION. If Executive's employment hereunder shall terminate upon expiration of the term provided in paragraph 2.1 hereof, then all compensation and all benefits to Executive hereunder shall terminate contemporaneously with termination of his employment (except to the extent benefits continue pursuant to the specific terms of any plan or program).

         7.2 BY COMPANY. If Executive's employment hereunder shall be terminated by Company prior to expiration of the term provided in paragraph 2.1, then, upon such termination, regardless of the reason therefor, all compensation and benefits to Executive hereunder shall terminate contemporaneously with the termination of such employment (except to the extent benefits continue pursuant to the specific terms of any plan or program); provided, however, that if such termination shall be for any reason other than those encompassed by paragraphs 2.2(i), (ii), (iii), or (iv), then Company shall (i) pay Executive the Termination Payments and (ii) provide Executive with Continuation Benefits. For purposes of this Agreement, (A) the term "Termination Payments" shall mean continuation of Executive's annual base salary as provided in paragraph 3.1 and continuation of Executive's bonuses as provided in paragraph 3.2 at the average percentage of annual base salary paid to Executive within the two-year period preceding his termination of employment with Company, as if he had remained employed by Company through the third anniversary of the Effective Date and (B) the term "Continuation Benefits" shall mean continued coverage under Company's medical and dental plans and life insurance for Executive and his dependents (including his spouse) who were covered under such plans and insurance on the day prior to Executive's termination of employment with Company as if he had remained employed by Company through the third anniversary date of the Effective Date

(provided, however, that (1) such coverage shall terminate if and to the extent Executive becomes eligible to receive medical, dental and life insurance coverage from a subsequent employer (and any such eligibility shall be promptly reported to Company by Executive), (2) if Executive (and/or his spouse) would have been entitled to retiree medical, dental, and/or life insurance coverage under Company's plans had he voluntarily retired on the date of such termination, then such coverages shall be continued as provided under such plans, and (3) in the event that continued participation in any such Company plan is for whatever reason impermissible, Company shall arrange upon comparable terms benefits substantially equivalent to those that may not be so provided under the plan maintained by Company). Notwithstanding the preceding provisions of this paragraph 7.2, as a condition to the receipt of any Termination Payments and/or Continuation Benefits pursuant to this paragraph 7.2, Executive must first execute a release and agreement which shall release Company, its affiliates and their officers, directors, employees and agents from any and all claims and from any and all causes of action of any kind or character, including but not limited to all claims or causes of action arising out of Executive's employment with Company and the termination of such employment.

         7.3 BY EXECUTIVE. If Executive's employment hereunder shall be terminated by Executive prior to expiration of the term provided in paragraph 2.1, then, upon such termination, regardless of the reason therefor, all compensation and benefits to Executive hereunder shall terminate contemporaneously with the termination of such employment (except to the extent benefits continue pursuant to the specific terms of any plan or program); provided, however, that if such termination shall be pursuant to paragraph 2.3(i), (iii), (iv) or (v), then Company shall (i) pay Executive the Termination Payments and (ii) provide Executive with Continuation Benefits, subject to Executive's execution of a release and agreement as described in the last sentence of Section 7.2.

         7.4 LIQUIDATED DAMAGES. In light of the difficulties in estimating the damages for an early termination of this Agreement, Company and Executive hereby agree that the payments, if any, to be received by Executive pursuant to this
Article 7 shall be received by Executive as liquidated damages.

         7.5 INCENTIVE AND DEFERRED COMPENSATION. This Agreement governs the rights and obligations of Executive and Company with respect to Executive's base salary, bonus, life insurance and certain perquisites of employment. Executive's rights and obligations both during the term of his employment and thereafter with respect to stock options, restricted stock, and incentive and deferred compensation shall be governed by the separate agreements, plans and other documents and instruments governing such matters.

                                    ARTICLE 8

                                  MISCELLANEOUS

         8.1 NOTICES. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

         IF TO COMPANY TO:         Compensation Committee
                                   c/o Paul B. Murphy, Jr.
                                   Southwest Bancorporation of Texas, Inc.
                                   4400 Post Oak Parkway
                                   Houston, Texas 77027

         IF TO EXECUTIVE TO:       John C. Echols
                                   1300 Rollingbrook
                                   Suite 500
                                   Baytown, Texas 77521

or to such other address as either party may furnish to the other in writing in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

         8.2 APPLICABLE LAW. This Agreement is entered into under, and shall be governed for all purposes by, the laws of the State of Texas.

         8.3 NO WAIVER. No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

         8.4 SEVERABILITY. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect.

         8.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

         8.6 WITHHOLDING OF TAXES AND OTHER EMPLOYEE DEDUCTIONS. Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to Company's employees generally.

         8.7 HEADINGS. The paragraph headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

         8.8 GENDER AND PLURALS. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely.

         8.9 AFFILIATE. As used in this Agreement, the term "affiliate" shall mean any entity which owns or controls, is owned or controlled by, or is under common ownership or control with, Company.

         8.10 SUCCESSOR OBLIGATIONS. This Agreement shall be binding upon and inure to the benefit of Company and any successor of Company, by merger or otherwise.

         8.11 ASSIGNMENT. Except as provided in paragraph 8.10, this Agreement, and the rights and obligations of the parties hereunder, are personal and neither this Agreement, nor any right, benefit, or obligation of either party hereto, shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party.

         8.12 TERM. This Agreement has a term co-extensive with the term of employment provided in paragraph 2.1. Termination shall not affect any right or obligation of any party which is accrued or vested prior to such termination. Without limiting the scope of the preceding sentence, the provisions of Articles 4, 5, and 6 shall survive any termination of the employment relationship and/or of this Agreement.

         8.13 ENTIRE AGREEMENT. Except as provided in (i) the written benefit plans and programs referenced in paragraph 3.3(ii) and (ii) any signed written agreement contemporaneously or hereafter executed by Company and Executive, this Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to employment of Executive by Company. Without limiting the scope of the preceding sentence, all prior understandings and agreements among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. Any modification of this Agreement shall be effective only if it is in writing and signed by the party to be charged.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the Effective Date.

                        SOUTHWEST BANCORPORATION OF TEXAS, INC.


                        By:      /s/ PAUL B. MURPHY, JR.
                                 ----------------------------------------------
                                      Paul B. Murphy, Jr.
                                      President and Chief Executive Officer
                                                                    "COMPANY"


                         By:     /s/ JOHN C. ECHOLS
                                 ----------------------------------------------
                                      John C. Echols
                                                                    "EXECUTIVE"